EXHIBIT 12.2

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(Including Interest on Deposits)

         The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended September 30, 2003 and six months ended March 31, 2004 were as follows:

	Six Months Ended March 31,		Years Ended September 30,
	2004	2003	2003	2002	2001	2000	1999
Income before income taxes, extraordinary item and cumulative effect of accounting changes	$18,078	$21,630	$42,409	$43,811	$35,169	$30,435	$29,707
Income tax expense	6,404	7,753	15,198	15,659	12,610	10,507	10,400
Net income	11,644	13,877	27,211	28,152	22,559	19,928	19,307
Fixed charges:
Total fixed charges	25,049	29,677	55,921	71,342	102,908	98,888	80,394
Earnings (for ratio calculation)	43,127	51,307	98,330	115,153	138,077	129,323	110,101
Ratio of earnings to fixed charges	1.72x	1.73x	1.76x	1.61x	1.34x	1.31x	1.37x

         For purposes of computing the ratio of earnings to fixed charges, earnings used in computing the ratios shown consist of earnings from continuing operations before taxes and interest expense. Fixed charges, excluding interest on deposits, represent interest expense on borrowings. Fixed charges, including interest on deposits, represent all of the foregoing items plus interest on deposits. Interest expense (other than on deposits) includes interest on FHLB borrowings, and other borrowed funds.